SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, October 23, 2026 – Nu Holdings Ltd. (NYSE: NU) (“Nu” or the “Company”), one of the world’s largest digital banking platforms, announced that Eric Young, its Chief Technology Officer, has decided to resign to pursue a new professional opportunity. Mr. Young is expected to remain with the Company until November 12, 2026 to support an orderly transition.

David Vélez, Founder, Chairman and Chief Executive Officer, will directly oversee Global Platforms on an interim basis, working alongside John Walton, the Company’s Chief Information Security Officer, who will serve as interim co-lead. The Company has initiated a search for a permanent Chief Technology Officer.

David Vélez says “I am very appreciative of the leadership Eric has provided for Nubank’s technology function, including the significant progress we have had in integrating Artificial Intelligence across all of our operations. We wish him all the very best in his new opportunity.”

This transition does not change Nubank’s strategic priorities. Technology and AI remain central to the Company.

Contacts

Investor Relations
Guilherme Souto
investors@nubank.com.br

Media Relations
Simone Iwasso
press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  October 23, 2026